

September 24, 2010

Brian J. Dunn
Chief Executive Officer
Best Buy Co., Inc.
7601 Penn Avenue South
Minneapolis, MN 55423

> **Re: Best Buy Co., Inc.**
> **Form 10-K for Fiscal Year Ended February 27, 2010**
> **Filed April 28, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed May 11, 2010**
> **File No. 1-9595**

Dear Mr. Dunn:

We have reviewed your response to our comment letter dated August 11, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 3. Legal Proceedings, page 22

1. Please confirm that you will, in future filings, disclose that you are unable to provide meaningful quantification of your exposure in the Halloway case, as you indicate in your response to prior comment one, and disclose why you are unable to do so.

Item 7. Management's Discussion and Analysis, page 31

2. We note your response to comment 2 in our letter dated May 19, 2010. Please provide us with your proposed additional disclosures.

Definitive Proxy Statement filed on Schedule 14A

Short-Term Incentive, page 36

3. Similarly, with regard to our prior comment 6, please provide us with your proposed additional disclosures.

Target Payout Percentages – Wheway, page 41

4. We note your response to comment 7 in our letter dated August 11, 2010. We also note that you will "to the extent possible" provide us with a discussion of the difficulty inherent in Mr. Wheway's STI targets. Instruction 4 to Item 402(b) provides that if the disclosure of targets would cause competitive harm, then the registrant must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target. Please confirm that in future filings you will provide such a discussion.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

Brian J. Dunn
Best Buy Co., Inc.
September 24, 2010
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